Exhibit 3.1

Amended and Restated

Certificate of Incorporation
of
MTR Gaming Group, Inc.

1.  The name of the corporation is MTR Gaming Group, Inc.

2.  The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808.  The name of the registered agent at such address is Corporation Service Company.

3.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

4.  The total number of shares of stock which the corporation shall have authority to issue is one thousand (1,000) shares of common stock, with par value of ($0.01) per share.

5.  The corporation is to have perpetual existence.

6.  The corporation shall indemnify its directors, officers, employees, agents and former directors, officers, employees and agents, and any other persons serving at the request of the corporation as a director, officer, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such director, officer, employee, agent or other person is a party, or is threatened to be made a party, to the full extent permitted by the GCL, provided, however, that the corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without its prior written consent.  The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall inure to the benefit of the heirs, executors and administrators of any such person.  The corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article 6.

7.  To the fullest extent permitted by the GCL, as it now exists or may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

8.  The Board of Directors of the corporation shall have the power and authority to adopt, repeal, amend, or restate the Bylaws of the corporation, in whole or in part, from time to time.